Exhibit 99.9

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces preliminary tender offer results

NEW YORK, July 29, 2015 – Global Sources Ltd. (NASDAQ: GSOL) announced today the preliminary results of its cash tender offer to purchase up to 6,666,666 shares of its issued and outstanding common shares at a price of $7.50 per share. The offer to purchase shares commenced on June 26, 2015 and expired at 12:00 midnight, New York City time, on July 27, 2015.

As of July 27, 2015, the company’s shares closed at $6.61 per share, as compared to $6.81 per share as of June 26, 2015, the date the tender offer commenced.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, approximately 12.6 million shares of the company’s common shares were properly tendered and not properly withdrawn. The number of shares properly tendered and not properly withdrawn is preliminary and subject to change. Given that the number of shares tendered was greater than the number of shares that the company offered to purchase, it will be necessary to apply the “odd lot” priority and pro-ration provisions described in the company’s offer to purchase. The “odd lot” priority and pro-ration process is estimated to be concluded by July 30, 2015 and payment to shareholders is expected to promptly commence after that process has been completed. The company will issue payment of $7.50 per share for all “odd lot” and pro-rata shares that were properly tendered and not properly withdrawn.

Based on the preliminary results of the tender offer, the company will become a “controlled company” under the NASDAQ rules upon the completion of the tender offer. As noted in the company’s offer to purchase, the company has no present intention to avail itself of the corporate governance exceptions afforded to a “controlled company” under the NASDAQ rules.

In addition to Computershare’s role as the depositary, Georgeson Inc. served as the information agent. Questions regarding the tender offer should be directed to Georgeson. All shareholders can contact Georgeson by calling them at: (1-888) 607-6511. Non-U.S. shareholders can contact Georgeson by calling them at: (1-781) 575-2137. Alternatively, shareholders can email Georgeson at globalsources@georgeson.com. These telephone numbers and email address are scheduled to remain operational until at least Aug. 26, 2015.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), print and digital magazines, sourcing research reports, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

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